UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006 (October 18, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited
Annual General Meeting
Fiscal Year 2006 Results
CEO Address
FORWARD-LOOKING STATEMENTS
This presentation contains forward-looking  statements within the meaning of the Securities Exchange Act of 1934 as amended,  and information that is based on management’s beliefs as well as assumptions  made by and information currently available to management. When used in this presentation, the words “anticipate,” “approach,” “begin,” believe,”
“continue,” “expect,” “forecast,” “going  forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,”
“potential,” “proposal,” “should” and “would” and similar expressions  are intended to identify forward-looking statements. These forward-looking statements  necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these  uncertainties materialize, or should underlying assumptions prove incorrect,  actual results may vary materially from those anticipated, expected, estimated  or projected.

2 Fiscal Year 2006 Unusual year – Record sales levels – Below target EBIT Slightly exceeded EPS guidance range Divested South Pacific Tyres investment Solid trends going into Fiscal Year 2007

3 Ansell 2006 (PA & EPS are pre-SPT) +24 21 17 Dividend (¢) -21 77 94 Cash Flow ($M) -5 57 60 EPS ($M) -10 91 101 Profit Attributable ($M) +5 849 812 Sales ($M) % Increase 2006 2005

Head Winds and Upsides In F’06
Head Winds:
•
Sharply higher latex costs (-$14M net EBIT impact)
•
Exam glove pricing pressure
•
A stronger USD, which impacted sales and EBIT to a lesser extent
•
Advertising & promotions competition in U.S. retail condoms
•
Extra costs related to Surat Thani plant detention
Upsides:
•
Strong sales growth (even after FX headwinds) – the best in 8 years
•
Non-latex products (52% of sales) grew 6% and margins were held
•
Strong European Emerging Market gains
•
China expansion off to a good start with Jissbon acquisition &
Occupational entity established
•
South Pacific Tyres sold, US$92M cash received
•
US$76M returned to owners via share buy-backs and US$22M via dividends

Latex costs …. Perspective on cycles
Based on recent (6 – 7 year ) cycles, there was no reason to expect a sharp increase in F’06
Notes: Wet Kg price divided by .6 equals ~ dry kg price. Source: Malaysian Rubber Board
Statistics
1.00
2.00
3.00
4.00
5.00
6.00
7.00
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Latex Prices
+7% in F’05
+73% in F’06
Malaysian ‘00
MYR (per wet kg)
F’07 start price
was MYR 6.81

6 FY 2006 -9 +5 149 169 Latex Non Latex Margin ($M) +3 +6 406 443 Latex Non Latex Sales ($M) % Change $M

What are We Doing About Latex Increases?
During F’06:
• Increased selling prices (with modest success)
• Exited some GPO contracts (exams)
• Productivity improvements at plants, overhead cuts
• What we didn’t do, in view of “historic cycles” …. was
buy forward
For F’07:
• Price increases on exam and household gloves
• Further plant productivity initiatives
• Investment in new materials/technologies/new products
• Forward contracts taken out for 20% of F’07 latex needs

Ansell

mates natural
mates ultra safe
mates variety

Gammex® PF
Hydrasoft®

mates flavours

SUSTAIN FOR MEN
LifeStyles

Denta-Gloves Powder-Free
7-8 Medium - 100

EXCITE
SENSUAL GEL
LifeStyles
EXCITE
SENSUAL GEL

4 play

Ansell
freshtouch+
freshtouch+
disposable gloves

No Powder

8 Our Products

9 Our Products Cont.

Diversified Key Customers
• Companies: industrial,
auto, chemicals, food
etc.
• Hospitals/Medical
Centres; acute and
alternate care, first
responders etc
• Retail: food stores,
drug stores,
convenience stores,
mass merchandisers

Occupational Business
50% of Revenue – 56% of Profits
- 61 61 Segment EBIT ($M)
+4 425 410 Sales ($M)
% Change 2006 2005
HyFlex Growth  +17%
Guardian ™ Programs
New Products/Channels
Preferred Distributor Partner

-12 29 33 Segment EBIT ($M)
+5 289 276 Sales ($M)
% Change 2006 2005
Solid Sales Growth
Latex – Pricing Impacted our costs and gross
margins
New Products including non-Latex Synthetics
Implementing Price Increases
EMEA resurgence
Professional Business
34% of Revenue – 27% of Profits

-19 18 22 Segment EBIT ($M)
+8 136 126 Sales ($M)
% Change 2006 2005
Solid European & Tender Business Results
Jissbon Acquisition in China
USA Competitive Costs
Latex Cost Impacts
Consumer Business
16% of Revenue – 17% of Profits

Latex Prices
+7% in F’05
+73% in F’06
Malaysian ‘00
MYR (per wet kg)
F’07 start price
was MYR 6.81
Price on Oct 16
was MYR 4.66 –
down 32% from
July 1 price
Early latex price decline in F’07 a positive. However, given initial inventories (at higher F’06 prices)  and previous forward purchases of 20% of F’07 demand –
Ansell’s YTD average is ~ 5.5 MYR/wet kg
Plus/minus .5 off a F’07 full year average cost of ~ 5.5 MYR/wet kg would, assuming no other changes, have an  EPS impact of ~US2¢
• Notes: Wet Kg price divided by .6 equals ~ dry kg price.
Source:  Malaysian Rubber Board
Statistics
1.00
2.00
3.00
4.00
5.00
6.00
7.00
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06
Latex Cost Graph …. Updated

Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Strategic Initiatives

Strategic Evolution
•
From meeting multi-year Segment EBIT commitments to
advancing Ansell Growth Strategy for F’07 and Beyond
Methodology:
F’06 Base
Synthetic Surg
Excite™
AlphaTEC™
Channels
China
Mexico
India
Russia
Technical
Partnerships
Other
Jissbon

Geographic Expansion
•
Ansell’s growth in “Emerging” markets
Jissbon Acquisition – 10% Share of China Retail Condom market
China Occupational – New Ansell trading company initiated
Europe Emerging Markets – Strong Consumer & Occupational growth
India – Occupational distribution set up
Occupational +50%
Professional  +37%
Consumer      +10%
Consumer      +66%
Occupational +80%
Occupational +29%
Professional 60%
China
Russia
& CIS
Central &
Eastern
Europe
Latin
America
South Africa
Occupational +70%
Consumer      +15%

Ansell Takeaway
• Solid and steadily growing company:
–
Organically
–
Geographically
–
Acquisitively
• Cost components tightly managed
• Diverse portfolio of brands, businesses,
geographies
• Pipeline of Products; initiatives is solid
• Strong financial position with investment and
share buy-back capability

•
Solid Start to year – F’07 has started
with good sales growth in all core
businesses and regions
•
Despite this good sales start and lower
latex prices   (July – early October), we
are not revising F’07 EPS guidance
at this time from the US46¢ - US50¢
range, due to latex cost volatility
F’07 Outlook

Ansell
excite!
pleasure balm
for women
new
helps make
good sex great

ANSELL LIMITED

ANSELL LIMITED

CHAIRMAN’S ADDRESS TO 2006 AGM

18 OCTOBER 2006

Ladies and gentlemen, I am pleased that I am able to report to you that your Company is in sound condition having weathered the 2006 financial year, which certainly had its challenges.

We have a strong balance sheet and strong on-going cash flow, which really positions the Company well for future growth.

Our CEO, Doug Tough, will address you shortly and will speak specifically about the Company’s achievements and challenges in the 2006 year and the outlook for the current year.

We had a number of notable achievements during the year:

•	We met the commitments that were made to the market regarding earnings per share growth. This is the fifth consecutive year that the Company has honoured its undertakings to shareholders.

•	We experienced our best sales growth (measured in US$) in the last 8 years.

•	Our expansion into China got off to a sound start with our investment in the Jissbon condom marketing and distribution business and the establishment of a sales office for our Occupational business.

•	We completed the sale of South Pacific Tyres, the last of the legacy businesses that we inherited.

At the same time, we, like many other companies, had to contend with significant increases in energy and raw material cost increases. In our case, we were confronted with an unprecedented escalation in latex prices, which saw these costs increase by more than 70% over the previous year. A chart showing the trend in latex prices over the last 20 years and the affect of latex pricing on our margins was included in the Annual Report.

The Company increased its dividend by 23.5% to 21cents for the full year. I think it is now well understood that most of the group’s earnings are generated outside Australia and the Company does not and will not have sufficient Australian tax liabilities to generate franking credits. Therefore our dividends will continue to be unfranked.

We continued our capital management program and undertook further share buy-backs during the year. Our on-market buy-back program saw more than 9 million shares bought back at a cost of just on $100 million.

In August we announced a further buy-back of up to 5.7 million shares and later in the meeting you will be asked to refresh the Company’s ability to buy back up to a further 10% of the our issued shares during the period from the completion of the 5.7 million share buy-back to the date of the 2007 Annual General Meeting.

Since the end of the 2006 financial year, the ratings agency, Moody’s, has upgraded the Company’s ratings from Ba1 to Baa3, with a stable outlook. Put simply, Moody’s now rates Ansell as investment grade, which is testament to your Company’s continued strong financial performance and financial management.

The other major ratings agency, Standard & Poors, has, within the last two weeks, also reviewed the Company. They rate Ansell as BB+ with a positive outlook and have indicated that there is the potential for a further upgrade within the next 12 to 18 months.

Turning now to your Board, I am pleased to be able to introduce to you Marissa Peterson, who was appointed a Director on 22 August. Marissa is standing for election today in accordance with the requirements of the Company’s constitution, and you will hear from Marissa herself, later in the meeting.

In searching for a new Director, a key element of the search brief was the recognition of Ansell’s strong manufacturing base and reliance on its supply chain and logistics management.

Marissa brings to us an extensive manufacturing and supply chain background gained in a large international company environment, which will complement and add balance to the existing skills and business experience of our Board.

It is, however, with quite some regret that I note this will be Herb Elliott’s last official activity as a Director of Ansell. Herb will be retiring at the conclusion of this meeting.

Herb joined the Board of Pacific Dunlop in February 2001 and could probably be described as being the corner-stone of a Board that has evolved over those 6 years. During that period, we saw the completion of Ansell’s transition into a stand-alone global organisation, the resolution of legacy issues and five years of performance in line with our forecasts to the market.

I, and the rest of Herb’s Board colleagues, as well as the Ansell management team thank Herb for his contribution and counsel over the past 6 years. Herb’s input and guidance has been, and is, very much appreciated.

Please join with me in thanking Herb for his involvement with the Company and in wishing him and his wife Liz all the very best for the future.

Shareholders who attended the 2005 Annual General Meeting will recall that we presented our Remuneration Report for the first time. Although shareholders voted overwhelmingly in favour of the adoption of that report, a number of issues were expressed by shareholders, which the Board undertook to consider.

In response, not only to the issues raised by shareholders, but also in recognition of ongoing developments in strategic direction of the Ansell business, the Board engaged Ernst & Young, as external executive remuneration specialists, to assist in a full and independent review of our executive remuneration structure and arrangements.

We had 3 key objectives in commissioning the review of executive remuneration.

•	Firstly, to assess the degree of alignment between Ansell’s existing executive remuneration arrangements and the Company’s short and long-term business strategies.

•	Secondly, to ensure an appropriate and commercially effective basis for the remuneration, motivation and retention of the Company’s executive team, and

•	Thirdly, to provide a global model with sufficient flexibility to reflect the conditions in the local markets in which the Company competes for its executive talent.

This was an extensive review which resulted in changes being made to the previous remuneration structure and arrangements. Part of these revised arrangements is reflected in a new long-term incentive plan that includes an equity-based arrangement for the CEO and members of the management team. Shareholders will be asked later in the meeting to approve the grant of performance rights and options to the CEO and I will provide further details of the incentive plan at that time.

Later in the meeting shareholders will be asked to approve the 2006 Remuneration Report, which also includes reference to the revised remuneration structure. Again, I will provide further comments at that time.

Your Board continues to remain committed to, and observe the principles of, good governance and practices within the Company. We continue to satisfy the ASX Corporate Governance Council’s recommendations and we regularly review our internal policies and practices to ensure that we remain up to date in our compliance and with any changing or emerging trends in good governance practices.

We believe that the diversity that exists within the Board, be it the background, business experience or the governance approaches in the home jurisdiction of each individual Director, strengthens our ability to remain current in our corporate governance thinking and practices.

Shareholders will be aware from my earlier comments, from the detail in our Annual Report, our Full-year Results announcement and other announcements to the market, of the additional challenges the Company has faced, and continues to face, as a result of the unprecedented higher latex prices.

In July, it was necessary for us to inform the market that the expectation of analysts, who follow our Company, were too high in respect of the 2007 financial year. We found ourselves in a position where we needed to provide further guidance to the analysts in relation to the impact that the higher latex prices would have on our 2007 results.

At the same time we indicated that the Board had approved additional spending in the 2007 financial year specifically to support future growth opportunities. This additional spending is being directed to research, new product development, market share growth in current and emerging markets, and a number of acquisition opportunities.

I mentioned earlier that your Company had achieved solid growth in sales revenues. It is pleasing to note that the sales growth has been achieved across each of our three main business segments and in each of our three main geographic regions.

The Board and the management team consider that top-line growth is absolutely fundamental to the ongoing improvement in shareholder value. In fact, the Board demonstrated its commitment to that notion by making growth in sales revenues a component of both the short and long-term incentive arrangements for executives for the 2006 financial year.

The drive for growth in sales revenues was further supported with the establishment of a business development group that has been charged with the responsibility of identifying and facilitating additional revenue growth opportunities, both internally through new product development, and externally through acquisition or commercial partnering arrangements.

Following the announcement that we made to the market in July in relation to analysts’ outlook for Ansell in 2007, our share price took a correction while the market digested the impact on the Company of our higher input costs, especially the costs of latex, as well as our intention to direct additional spending in 2007 towards growth projects.

Although latex prices have fallen from their peak in June 2006, they are fluctuating at levels that are still well above both the 20 year average and the average over the past 3 years.

We indicated at the time of our full-year results announcement in August that the anticipated result for the 2007 financial year would be in the earnings per share range of US 46 – 50 cents, and, on the basis of solid trading results for the first quarter of the new financial year, I can reaffirm that guidance.

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this presentation, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected.

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: October 18, 2006